Rogers Reports Third Quarter 2010 Financial and Operating Results

    <<
     Revenue and Adjusted Operating Profit Increase 3% with 39% Margins,
      16% Growth in Free Cash Flow and 24% Growth in Free Cash Flow per
                    Share Compared to Third Quarter 2009;

    Wireless Activates and Upgrades a Record 529,000 Smartphones in Quarter;

    Wireless Data Revenue Growth Continues Strong at 28%, while the Addition of Cable Total Service Units Accelerates from Third Quarter 2009;

      $522 Million of Cash Returned to Rogers Shareholders in Dividends
                   and Share Buybacks During Third Quarter
    >>
TORONTO, Oct. 26 /CNW/ - Rogers Communications Inc. today announced the filing of its consolidated financial and operating results for the three and nine months ended September 30, 2010.

Financial highlights are as follows(1):

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
    (In millions of              September 30,            September 30,
     dollars, except       --------------------------------------------------
     per share amounts)       2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Operating revenue       $ 3,118  $ 3,036      3  $ 9,034  $ 8,674      4
    Operating profit          1,164    1,152      1    3,468    3,267      6
    Net income                  370      485    (24)   1,201    1,168      3
    Basic and diluted net
     income per share       $  0.64  $  0.79    (19) $  2.06  $  1.86     11

    As adjusted:
      Operating profit      $ 1,216  $ 1,181      3  $ 3,579  $ 3,269      9
      Net income                476      505     (6)   1,348    1,173     15
      Basic and diluted net
       income per share     $  0.83  $  0.82      1  $  2.32  $  1.87     24
    -------------------------------------------------------------------------

    (1) For a detailed discussion of our financial and operating metrics and results, please review our 2009 Annual Report together with our third quarter 2010 MD&A and our third quarter 2010 Unaudited Interim
        Consolidated Financial Statements and Notes thereto which can be found at www.rogers.com and on SEDAR at www.sedar.com or on EDGAR at
        www.sec.gov.
    >>
"The third quarter 2010 results demonstrate continued steady growth in new subscribers, revenues and free cash flow, and the return of significant amounts of cash to our shareholders through dividends and share buybacks," said Nadir Mohamed, President and CEO of Rogers Communications Inc. "Importantly, we continued to make significant investments in both customer retention initiatives and opportunistic acquisitions consistent with our strategic priorities to support the future growth of the business."

Highlights of the third quarter of 2010 include the following:

    <<
    -   Generated consolidated quarterly revenue growth of 3%, with Wireless network revenue growth of 4%, and revenue growth of 3% in Cable
        Operations and 3% in Media, versus the same quarter last year. Cable
        Operations and Media adjusted operating profit increased by 13% and
        6%, respectively, partially offset by the modest decline in Wireless reflecting the related costs attributable to the significant year-
        over-year increase in smartphone activations and upgrades this quarter. Revenue growth and cost reduction initiatives combined to keep adjusted operating profit margin steady at 39.0% year-over-year on a consolidated basis, with Cable Operations margins increasing to
        46.2% from 42.0%, and Media margins increasing to 10.1% from 9.9%, partially offset by Wireless network margins decreasing to 48.3% from
        51.4% as a result of increased smartphone costs through stronger activations and upgrades.

    -   Wireless network revenue growth was fuelled by data revenue growth of
        28% and net subscriber additions of 211,000. Wireless data revenue now comprises 28% of Wireless network revenue and was helped by the activation and upgrade of a record 529,000 additional smartphones during the quarter, predominantly BlackBerry, iPhone and Android devices, of which approximately 33% were for subscribers new to
        Wireless, compared to 370,000 in the prior year quarter. The number of new Smartphone subscribers was the second highest ever in a quarter. This resulted in subscribers with smartphones, who typically generate ARPU nearly twice that of voice only subscribers, representing 37% of the overall postpaid subscriber base as at
        September 30, 2010, up from 28% as at September 30, 2009.

    -   Wireless launched the next generation Apple iPhone 4 that includes new features such as video calling, higher-resolution display, multi-tasking and HD video recording. Wireless upgraded 61% more
        iPhones than in the third quarter of 2009.

    -   Sony Canada and Rogers announced the integration of Rogers' wireless,
        Internet, and cable products and services into its Sony Style retail stores, where customers can now select from a wide variety of Rogers services, devices and product bundles.

    -   Wireless announced the launch of technical trials of Long Term
        Evolution ("LTE") wireless network technology, a fourth generation
        ("4G") wireless technology that enables network at speeds of up to
        150 Mbps. Through this trial we will determine how LTE technology performs across a variety of spectrum frequencies in urban, suburban, and rural environments. In addition, we will verify LTE throughput speeds, performance quality, and interoperability of LTE with our existing HSPA+ network.

    -   Cable grew total service units (television, Internet and telephony subscribers) by 54,000 during the quarter or 8% faster than the third quarter of 2009, with Internet subscriber penetration now at 72% of television subscribers and residential voice-over-cable telephony penetration at 43% of television subscribers.

    -   Rogers announced the acquisition of Atria Networks on October 5,
        2010, one of Ontario's largest fibre-optic networks, which will augment the Rogers Business Solutions ("RBS") small and medium sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable's footprint. This transaction is subject to regulatory approval and is expected to close in the first quarter of 2011.

    -   Cable divested certain assets related to its remaining circuit-
        switched operations, including co-location sites and related equipment. In addition, the remaining residential circuit-switched lines in Cable Operations will be transferred to a third party reseller over the next six months approximately. The portion of RBS's business customer lines provisioned over these circuit-switched co-location facilities will continue to be serviced by RBS under a separate wholesale arrangement.

    -   Cable announced that its Rogers On Demand Online broadband video distribution platform, Canada's leading on-demand portal, now carries over 10,000 hours of primetime TV, movies, series and sports entertainment from hundreds of top studios and networks, including the recent addition of on-demand programming from Sony, Disney, HBO,
        Showtime, and more.

    -   Rogers announced the appointment of Keith Pelley as the President of
        Rogers Media succeeding retiring President Tony Viner. Pelley joins
        Rogers from CTV and most recently was President of Canada's highly successful Olympic Broadcast Media Consortium. He previously served as President of the Toronto Argonauts and of the TSN sports specialty channel.

    -   Media announced a 10-year programming partnership with Alberta's two
        NHL teams, the Edmonton Oilers and Calgary Flames, and the launch of a new national sports network called Sportsnet ONE that will feature extensive live-event programming, including professional hockey, basketball, baseball and soccer.

    -   Rogers issued an aggregate $1.7 billion of public debt in the third quarter with the August 2010 issuance of $800 million of 6.11% Senior
        Notes due 2040 and the September 2010 issue of $900 million of 4.70%
        Senior Notes due 2020.

    -   In August 2010, Rogers redeemed all three of our public debt issues maturing in 2011, including US$490 million of 9.625% Senior Notes,
        $460 million of 7.625% Senior Notes and $175 million of 7.25% Senior
        Notes. The total cash outlay, including redemption premiums and costs to terminate the associated Derivatives, was $1,499 million.

    -   For the quarter, free cash flow, defined as adjusted operating profit less property, plant and equipment expenditures and interest, was
        $607 million representing an increase of 16% from the same quarter last year. On a per share basis, free cash flow increased by 24% over the same period reflecting share buybacks over the past year which decreased the base of outstanding shares.

    -   Rogers repurchased 9.0 million RCI Class B Non-Voting shares for
        $335 million during the quarter under our $1.5 billion share buyback authorization and paid dividends on our common shares totalling
        $187 million. Also, we plan to introduce shortly a new dividend reinvestment plan ("DRIP"), whereby Rogers investors are able to automatically reinvest their quarterly dividends to purchase additional Rogers Class B common shares.
    >>
This summary of our third quarter 2010 earnings ("earnings release"), which is current as of October 25, 2010, should be read in conjunction with our third quarter 2010 MD&A, our third quarter 2010 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2009 Annual MD&A and our 2009 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles ("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2009 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States ("U.S.") GAAP for the year ended December 31, 2009.

In this earnings release, the terms "we", "us", "our", "Rogers" and "the Company" refer to Rogers Communications Inc. and our subsidiaries, "Wireless", "Cable" and Media".

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
    (In millions of              September 30,            September 30,
     dollars, except       --------------------------------------------------
     per share amounts)       2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------
    Operating revenue
      Wireless              $ 1,822  $ 1,760      4  $ 5,184  $ 4,920      5
      Cable
        Cable Operations        797      773      3    2,376    2,279      4
        RBS                     146      126     16      419      379     11
        Rogers Retail            89       97     (8)     264      289     (9)
        Corporate items and
         eliminations           (12)      (7)    71      (38)     (18)   111
                           --------------------------------------------------
                              1,020      989      3    3,021    2,929      3
      Media                     376      364      3    1,073    1,014      6
      Corporate items and
       eliminations            (100)     (77)    30     (244)    (189)    29
                           --------------------------------------------------
    Total                     3,118    3,036      3    9,034    8,674      4
                           --------------------------------------------------
                           --------------------------------------------------
    Adjusted operating
     profit (loss)
      Wireless                  823      846     (3)   2,470    2,298      7
      Cable
        Cable Operations        368      325     13    1,051      962      9
        RBS                      11        8     38       28       30     (7)
        Rogers Retail             -       (4)   n/m      (12)      (7)    71
                           --------------------------------------------------
                                379      329     15    1,067      985      8
      Media                      38       36      6      112       63     78
      Corporate items and
       eliminations             (24)     (30)   (20)     (70)     (77)    (9)
                           --------------------------------------------------
    Adjusted operating
     profit                   1,216    1,181      3    3,579    3,269      9
    Stock-based compensation
     recovery (expense)         (40)      (6)   n/m      (74)      62    n/m
    Integration and
     restructuring expenses      (8)     (11)   (27)     (18)     (52)   (65)
    Other items, net             (4)       -    n/m      (19)       -    n/m
    Contract termination
     fees                         -      (12)   n/m        -      (12)   n/m
                           --------------------------------------------------
    Operating profit          1,164    1,152      1    3,468    3,267      6
    Other income and
     expense, net               794      667     19    2,267    2,099      8
                           --------------------------------------------------
    Net income              $   370  $   485    (24) $ 1,201  $ 1,168      3
                           --------------------------------------------------
                           --------------------------------------------------
    Basic and diluted net
     income per share       $  0.64  $  0.79    (19) $  2.06  $  1.86     11

    As adjusted:
      Net income            $   476  $   505     (6) $ 1,348  $ 1,173     15
      Basic and diluted net
       income per share     $  0.83  $  0.82      1  $  2.32  $  1.87     24

    Additions to property,
     plant and equipment
     ("PP&E")
      Wireless              $   186  $   221    (16) $   591  $   599     (1)
      Cable
        Cable Operations        177      180     (2)     454      440      3
        RBS                      11       10     10       25       27     (7)
        Rogers Retail             1        3    (67)       5        9    (44)
                           --------------------------------------------------
                                189      193     (2)     484      476      2
      Media                      15       11     36       29       41    (29)
      Corporate                  52       66    (21)     143      168    (15)
                           --------------------------------------------------
    Total                   $   442  $   491    (10) $ 1,247  $ 1,284     (3)
    -------------------------------------------------------------------------
    >>
SEGMENT REVIEW

    <<
    WIRELESS
    --------
    >>
Summarized Wireless Financial Results

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
    (In millions of              September 30,            September 30,
     dollars, except       --------------------------------------------------
     margin)                  2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Operating revenue
      Postpaid              $ 1,624  $ 1,562      4  $ 4,698  $ 4,424      6
      Prepaid                    79       83     (5)     219      223     (2)
                           --------------------------------------------------
      Network revenue         1,703    1,645      4    4,917    4,647      6
      Equipment sales           119      115      3      267      273     (2)
                           --------------------------------------------------
    Total operating
     revenue                  1,822    1,760      4    5,184    4,920      5
                           --------------------------------------------------
    Operating expenses
     before the undernoted
      Cost of equipment
       sales                    341      272     25      821      751      9
      Sales and marketing
       expenses                 175      155     13      438      444     (1)
      Operating, general
       and administrative
       expenses                 483      487     (1)   1,455    1,427      2
                           --------------------------------------------------
                                999      914      9    2,714    2,622      4
                           --------------------------------------------------
    Adjusted operating
     profit                     823      846     (3)   2,470    2,298      7
    Stock-based compensation
     recovery (expense)          (7)      (3)   133      (14)       5    n/m
    Integration and
     restructuring expenses      (3)      (5)   (40)      (4)     (14)   (71)
    Other items, net              -        -    n/m      (10)       -    n/m
                           --------------------------------------------------
    Operating profit        $   813  $   838     (3) $ 2,442  $ 2,289      7
                           --------------------------------------------------
                           --------------------------------------------------
    Adjusted operating
     profit margin as %
     of network revenue       48.3%    51.4%           50.2%    49.5%

    Additions to PP&E       $   186  $   221    (16) $   591  $   599     (1)
    -------------------------------------------------------------------------
    >>
Summarized Wireless Subscriber Results

    <<
    -------------------------------------------------------------------------
    (Subscriber
     statistics in            Three months ended         Nine months ended
     thousands, except           September 30,             September 30,
     ARPU, churn and     ----------------------------------------------------
     usage)                 2010     2009     Chg     2010     2009     Chg
    -------------------------------------------------------------------------

    Postpaid
      Gross additions         387      381       6      986    1,043     (57)
      Net additions           125      167     (42)     270      419    (149)
      Total postpaid
       retail subscribers   7,293    6,869     424    7,293    6,869     424
      Average monthly
       revenue per user
       ("ARPU")           $ 74.98  $ 76.79  $(1.81) $ 73.53  $ 74.08  $(0.55)
      Average monthly
       minutes of usage       544      580     (36)     559      585     (26)
      Monthly churn         1.21%    1.06%   0.15%    1.12%    1.05%   0.07%

    Prepaid
      Gross additions         217      171      46      510      436      74
      Net additions            86       43      43       73        5      68
      Total prepaid
       retail subscribers   1,588    1,496      92    1,588    1,496      92
      ARPU                $ 17.10  $ 18.80  $(1.70) $ 16.10  $ 16.84  $(0.74)
      Average monthly
       minutes of usage       107      127     (20)     108      122     (14)
      Monthly churn         2.84%    2.93%  (0.09%)   3.23%    3.27%  (0.04%)

    Total Postpaid and
     Prepaid
      Gross additions         604      552      52    1,496    1,479      17
      Net additions           211      210       1      343      424     (81)
      Total postpaid and
       prepaid retail
       subscribers          8,881    8,365     516    8,881    8,365     516
      Monthly churn         1.50%    1.39%   0.11%    1.49%    1.45%   0.04%

    Blended ARPU          $ 64.80  $ 66.45  $(1.65) $ 63.45  $ 63.70  $(0.25)
    Blended average
     monthly minutes
     of usage                 465      498     (33)     478      499     (21)
    -------------------------------------------------------------------------
    >>
Wireless Subscribers and Network Revenue

The modest year-over-year increase in net subscriber additions for the quarter primarily reflects increased prepaid subscriber additions offset by an increase in the level of postpaid churn associated with heightened competitive intensity. The increase in prepaid subscriber additions was the result of Wireless' launch of its urban zone-based unlimited voice and text 'chatr' product and also its continued offering from earlier in the summer of prepaid wireless service plans for Apple's recently introduced touch screen tablet computer, the iPad. In addition, Wireless introduced prepaid Rocket stick wireless data plans that offer the same speed and reliability as existing postpaid plans but designed for customers seeking the convenience of prepaid online credit card activation.

During the third quarter ended September 30, 2010, we acquired British Columbia based wireless service reseller Cityfone, a wholesale customer of Wireless. The Cityfone customer base of approximately 44,000 subscribers was added as an adjustment to Wireless' postpaid subscriber base during the quarter.

The increase in network revenue for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, was driven predominantly by the continued growth of Wireless' postpaid subscriber base and the continued adoption of wireless data services. Year-over-year, blended ARPU decreased by 2.5%, which reflects higher wireless data, feature and long-distance revenues, more than offset by declines in roaming, out-of-plan usage, and network access fee revenues. These decreases reflect a combination of factors, including the creation over the past year of voice and data roaming value plans for frequent travelers, continued economic softness, and general competitive intensity.

For the three and nine months ended September 30, 2010, wireless data revenue increased by approximately 28% and 35%, respectively, over the corresponding periods of 2009, to $477 million and $1,328 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. For the three and nine months ended September 30, 2010, data revenue represented approximately 28% and 27% of total network revenue, respectively, compared to approximately 23% and 21% in the corresponding periods of 2009.

Wireless activated and upgraded approximately 529,000 smartphones, predominately iPhone, BlackBerry and Android devices, of which approximately 33% were for subscribers new to Wireless, during the three months ended September 30, 2010, compared to approximately 370,000 smartphones in the third quarter of 2009. This resulted in subscribers with smartphones representing 37% of the overall postpaid subscriber base compared to 28% as at September 30, 2009. These subscribers generally commit to new multi-year-term contracts, and typically generate ARPU nearly twice that of voice only subscribers.

Wireless Equipment Sales

The year-over-year increase for the three months ended September 30, 2010, in the equipment sales component of revenue, including activation fees and net of equipment subsidies, versus the corresponding period of 2009, reflects the increase in the number of iPhone sales due to the availability of the new iPhone 4 during the third quarter of 2010, as well as increases in the number of BlackBerry and Android devices activated during the same period. The year-over-year decrease for the nine months ended September 30, 2010, versus the corresponding period of 2009, reflects fluctuations in the mix, volumes, and subsidy levels associated with device sales to new and upgrading subscribers.

Wireless Operating Expenses

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
                                 September 30,            September 30,
    (In millions           --------------------------------------------------
     of dollars)              2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Operating expenses
      Cost of equipment
       sales                $   341  $   272     25  $   821  $   751      9
      Sales and marketing
       expenses                 175      155     13      438      444     (1)
      Operating, general
       and administrative
       expenses                 483      487     (1)   1,455    1,427      2
                           --------------------------------------------------
    Operating expenses
     before the undernoted      999      914      9    2,714    2,622      4
    Stock-based compensation
     expense (recovery)           7        3    133       14       (5)   n/m
    Integration and
     restructuring expenses       3        5    (40)       4       14    (71)
    Other items, net              -        -    n/m       10        -    n/m
                           --------------------------------------------------
    Total operating
     expenses               $ 1,009  $   922      9  $ 2,742  $ 2,631      4
    -------------------------------------------------------------------------
    >>
The increase in cost of equipment sales for the three months and nine months ended September 30, 2010, compared to the corresponding periods of 2009, was primarily the result of an increase in hardware upgrade units versus the prior periods and a continued increase in the smartphone mix. A large number of existing iPhone subscribers becoming eligible for hardware upgrades combined with limited promotional offers coinciding with the launch of the iPhone 4 drove a 61% increase in the number of iPhone upgrades versus the corresponding period of the prior year.

Sales and marketing expenses increased 13% for the three months ended September 30, 2010, compared to the corresponding period of 2009, due to increased spending on advertising and promotion costs for new marketing campaigns, including the launch of the new chatr brand, higher data activations, and higher dealer compensation associated with both volumes and mix, offset by savings resulting from cost reduction initiatives. Sales and marketing expenses were relatively unchanged for the nine months ended September 30, 2010, compared to the corresponding period of 2009, due to lower sales volumes in the early part of 2010 as well as savings resulting from cost reduction initiatives.

The year-over-year decrease in operating, general and administrative expenses for the third quarter, excluding retention spending discussed below, was driven by savings related to operating and scale efficiencies across various functions, offset by growth in the Wireless postpaid subscriber base.

Total retention spending, including subsidies on handset upgrades, was $221 million and $546 million in the three and nine months ended September 30, 2010, respectively, compared to $148 million and $435 million in the corresponding periods of 2009. The increases are a result of a higher volume of upgrade activity by existing subscribers as discussed above and a higher proportion of smartphones, versus the corresponding periods in 2009.

Wireless Adjusted Operating Profit

The 3% year-over-year decrease in adjusted operating profit and the adjusted operating profit margin of 48.3% on network revenue (which excludes equipment sales revenue) for the three months ended September 30, 2010 primarily reflect the increase in the total operating expenses discussed above, driven heavily by the increase in smartphone activations and upgrade related retention spending, partially offset by the increase in network revenue. For the nine months ended September 30, 2010, the 7% year-over-year increase in adjusted operating profit and the adjusted operating profit margin of 50.2% on network revenue (which excludes equipment sales revenue) primarily reflects the increase in network revenue, partially offset by the increase in the total operating expenses discussed above.

Wireless Additions to Property, Plant and Equipment ("PP&E")

Wireless additions to PP&E are classified into the following categories:

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
                                 September 30,            September 30,
    (In millions           --------------------------------------------------
     of dollars)              2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Additions to PP&E
      Capacity              $    76  $   140    (46) $   300  $   349    (14)
      Quality                    65       44     48      181      143     27
      Network - other            10        6     67       23       25     (8)
      Information
       technology and other      35       31     13       87       82      6
                           --------------------------------------------------
    Total additions to PP&E $   186  $   221    (16) $   591  $   599     (1)
    -------------------------------------------------------------------------
    >>
Wireless PP&E additions reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our HSPA+ (21Mbps) network. Quality related PP&E is associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities such as site build programs, and network sectorization work. In addition, Quality includes test and monitoring equipment and operating support system activities. Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

Overall PP&E spending for the three months ending September 30, 2010 decreased by 16% compared to the same period in 2009, with the HSPA+ (21Mbps) roll-out program entering the final phases. This decrease was also partially due to the timing of Capacity spend associated with radio access network installations and IP transmission projects. Offsetting the decrease from the corresponding prior year period were higher Quality category new site build spend and increased Network - other capital resulting from the construction of a new switch facility in Edmonton, Alberta. In addition, higher spend in Information technology and other was related to the start up of the chatr brand during the third quarter of 2010.

Subsequent to the end of the quarter, we announced that together with Ericsson we will be conducting technical trials of Long Term Evolution ("LTE") wireless network technology in various frequency bands in the Ottawa area to better understand and plan for LTE data throughput speeds, performance quality, and the interoperability of LTE with our existing advanced HSPA+ network.

    <<
    CABLE
    -----
    >>
Summarized Cable Financial Results

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
    (In millions of              September 30,            September 30,
     dollars, except       --------------------------------------------------
     margin)                  2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Operating revenue
      Cable Operations      $   797  $   773      3  $ 2,376  $ 2,279      4
      RBS                       146      126     16      419      379     11
      Rogers Retail              89       97     (8)     264      289     (9)
      Intercompany
       eliminations             (12)      (7)    71      (38)     (18)   111
                           --------------------------------------------------
    Total operating revenue   1,020      989      3    3,021    2,929      3
                           --------------------------------------------------
    Adjusted operating
     profit (loss) before
     the undernoted
      Cable Operations          368      325     13    1,051      962      9
      RBS                        11        8     38       28       30     (7)
      Rogers Retail               -       (4)   n/m      (12)      (7)    71
                           --------------------------------------------------
    Adjusted operating
     profit                     379      329     15    1,067      985      8
    Stock-based compensation
     recovery (expense)          (6)       -    n/m      (11)      21    n/m
    Integration and
     restructuring expenses      (5)      (6)   (17)     (13)     (17)   (24)
    Other items, net              -        -    n/m       (5)       -    n/m
                           --------------------------------------------------
    Operating profit        $   368  $   323     14  $ 1,038  $   989      5
                           --------------------------------------------------
                           --------------------------------------------------
    Adjusted operating
     profit (loss) margin
      Cable Operations        46.2%    42.0%           44.2%    42.2%
      RBS                      7.5%     6.3%            6.7%     7.9%
      Rogers Retail            0.0%    (4.1%)          (4.5%)   (2.4%)

    Additions to PP&E
      Cable Operations      $   177  $   180     (2) $   454  $   440      3
      RBS                        11       10     10       25       27     (7)
      Rogers Retail               1        3    (67)       5        9    (44)
                           --------------------------------------------------
    Total additions to PP&E $   189  $   193     (2) $   484  $   476      2
    -------------------------------------------------------------------------
    >>
The following segment discussions provide a detailed discussion of the Cable operating results.

CABLE OPERATIONS

Summarized Financial Results

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
    (In millions of              September 30,            September 30,
     dollars, except       --------------------------------------------------
     margin)                  2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Operating revenue
      Core Cable            $   457  $   447      2  $ 1,362  $ 1,315      4
      Internet                  213      198      8      631      579      9
      Rogers Home Phone         127      128     (1)     383      385     (1)
                           --------------------------------------------------
    Total Cable Operations
     operating revenue          797      773      3    2,376    2,279      4
                           --------------------------------------------------
    Operating expenses
     before the undernoted
      Sales and marketing
       expenses                  55       63    (13)     165      182     (9)
      Operating, general
       and administrative
       expenses                 374      385     (3)   1,160    1,135      2
                           --------------------------------------------------
                                429      448     (4)   1,325    1,317      1
                           --------------------------------------------------
    Adjusted operating
     profit                     368      325     13    1,051      962      9
    Stock-based
     compensation recovery
     (expense)                   (6)       1    n/m      (11)      20    n/m
    Integration and
     restructuring expenses      (2)      (4)   (50)      (3)     (11)   (73)
    Other items, net              -        -    n/m       (7)       -    n/m
                           --------------------------------------------------
    Operating profit        $   360  $   322     12  $ 1,030  $   971      6
                           --------------------------------------------------
                           --------------------------------------------------
    Adjusted operating
     profit margin            46.2%    42.0%           44.2%    42.2%
    -------------------------------------------------------------------------
    >>
Summarized Subscriber Results

    <<
    -------------------------------------------------------------------------
                               Three months ended        Nine months ended
    (Subscriber                   September 30,            September 30,
     statistics in         --------------------------------------------------
     thousands)                2010     2009    Chg     2010     2009    Chg
    -------------------------------------------------------------------------

    Cable homes passed        3,688    3,609     79    3,688    3,609     79

    Television
      Net additions (losses)      7        -      7        8      (27)    35
      Total television
       subscribers            2,309    2,292     17    2,309    2,292     17

    Digital cable
      Households, net
       additions                 16       32    (16)      53       75    (22)
      Total digital cable
       household              1,719    1,625     94    1,719    1,625     94

    Cable high-speed Internet
      Net additions              27       19      8       51       26     25
      Total cable high-speed
       Internet subscribers   1,673    1,597     76    1,673    1,597     76

    Cable telephony lines
      Net additions and
       migrations                20       31    (11)      58       69    (11)
      Total cable telephony
       lines                    995      909     86      995      909     86

    Total cable service units
      Net additions              54       50      4      117       68     49
      Total cable service
       units                  4,977    4,798    179    4,977    4,798    179

    -------------------------------------------------------------------------

    Circuit-switched lines
      Net losses and
       migrations               (12)     (22)    10      (39)     (72)    33
      Total circuit-switched
       lines                     83      143    (60)      83      143    (60)
    -------------------------------------------------------------------------
    >>
Core Cable Revenue

The increase in Core Cable revenue for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, reflects the continuing increase in penetration of our digital cable product offerings. The slowdown in the year-over-year growth rate of Core Cable revenue from the second quarter to the third quarter of 2010 partially reflects the timing of annual pricing changes, which took place in March 2009 and July 2010, combined with certain bundling and retention initiatives.

Cable continues to lead the Canadian cable industry in digital cable penetration. The digital cable subscriber base grew by 6% from September 30, 2009 to September 30, 2010, to 74% of television households passed by our cable networks, compared to 71% as at September 30, 2009. Increased demand from subscribers for the larger selection of digital content, video on demand, HDTV and personal video recorder ("PVR") equipment continues to drive the growth in the digital subscriber base and core cable revenue.

Cable Internet Revenue

The year-over-year increase in Internet revenues for the three and nine months ended September 30, 2010, primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made in March 2010 and increased promotional programs.

With the high-speed Internet base at approximately 1.7 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 72% of our television subscriber base, at September 30, 2010.

Rogers Home Phone Revenue

Rogers Home Phone revenue for the three and nine months ended September 30, 2010, reflects the year-over-year growth in the cable telephony customer base with a corresponding cable telephony revenue growth of approximately 7% and 9% for the three and nine months ended September 30, 2010, offset by the ongoing decline of the legacy circuit-switched telephony and long-distance only customer bases. The lower net additions of cable telephony lines in the third quarter of 2010 versus the corresponding period of 2009 are partially the result of fewer customer migrations from circuit-switch to cable telephony.

Cable telephony lines in service grew 9% from September 30, 2009 to September 30, 2010. At September 30, 2010, cable telephony lines represented 27% of the homes passed by our cable networks and 43% of television subscribers.

Continuing with its strategy of de-emphasizing the off-net circuit-switched telephony business where services cannot be provisioned fully over Rogers' own network facilities, during the third quarter of 2010, Cable divested certain assets related to the remaining circuit-switched telephony operations. Under this arrangement, certain co-location sites and related equipment in the provinces of British Columbia, Alberta, Quebec and Ontario were sold. In addition, the sale involved residential circuit-switched lines, with the customers served by these facilities being migrated from Cable Operations to a third party reseller over the next approximately six months. For the three and nine month periods ended September 30, 2010 the revenue reported by Cable Operations associated with the residential circuit-switched telephony business being divested totalled approximately $15 million and $50 million, respectively. As part of the transaction, the portion of RBS's business lines provisioned over these circuit-switched co-location facilities will continue to be serviced by RBS under a separate wholesale arrangement.

Excluding the impact of the shrinking circuit-switched telephony business which Cable is in the process of divesting, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for the three months ended September 30, 2010 would have been 7% and 4%, respectively.

Cable Operations Operating Expenses

The decrease in Cable Operations' operating expenses for the three months ended September 30, 2010, compared to the corresponding period of 2009, was primarily due to cost reductions and efficiency initiatives across various functions combined with certain one time items. The increase in Cable Operations' operating expenses for the nine months ended September 30, 2010, compared to the corresponding period of 2009, was primarily due to higher costs associated with programming and other content, network operations, and increases in information technology costs. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result, Cable Operations' adjusted operating profit margins increased to 46.2% and 44.2%, respectively, for the three and nine months ended September 30, 2010, compared to 42.0% and 42.2%, respectively, in the corresponding periods of 2009.

Other Cable Operations Developments

On July 30, 2010, Cable acquired the assets of Kincardine Cable for cash consideration of approximately $20 million. Kincardine Cable offers TV and Internet service to approximately 6,000 subscribers in Kincardine, Ontario and the surrounding area. In the Summarized Subscriber Results above, the approximately 6,000 television subscribers, 2,000 digital cable households, and 3,000 high-speed Internet subscribers acquired from Kincardine Cable were added to Cable's subscriber base upon acquisition, but were not reflected in the net additions for the applicable three and nine month periods.

ROGERS BUSINESS SOLUTIONS ("RBS")

Summarized Financial Results

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
    (In millions of              September 30,            September 30,
     dollars, except       --------------------------------------------------
     margin)                  2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Operating revenue       $   146  $   126     16  $   419  $   379     11
                           --------------------------------------------------
    Operating expenses
     before the undernoted
      Sales and marketing
       expenses                   9        7     29       31       19     63
      Operating, general
       and administrative
       expenses                 126      111     14      360      330      9
                           --------------------------------------------------
                                135      118     14      391      349     12
                           --------------------------------------------------
    Adjusted operating
     profit                      11        8     38       28       30     (7)
    Stock-based
     compensation recovery        -       (1)   n/m        -        -    n/m
    Integration and
     restructuring expenses      (1)       -    n/m       (4)      (1)   n/m
                           --------------------------------------------------
    Operating profit        $    10  $     7     43  $    24  $    29    (17)
                           --------------------------------------------------
                           --------------------------------------------------
    Adjusted operating
     profit margin             7.5%     6.3%            6.7%     7.9%
    -------------------------------------------------------------------------
    >>
Summarized Subscriber Results

    <<
    -------------------------------------------------------------------------
                               Three months ended        Nine months ended
    (Subscriber                   September 30,            September 30,
     statistics in         --------------------------------------------------
     thousands)                2010     2009    Chg     2010     2009    Chg
    -------------------------------------------------------------------------

    Local line equivalents
      Total local line
       equivalents              153      180    (27)     153      180    (27)

    Broadband data circuits
      Total broadband data
       circuits                  36       36      -       36       36      -
    -------------------------------------------------------------------------
    >>
RBS Revenue

The increase in RBS revenues reflects the increase in long-distance revenue, which includes higher volumes by both carrier and internal customers, and the acquisition of Blink, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net revenue opportunities utilizing Cable's existing network facilities to launch business Ethernet services while maintaining its existing medium enterprise customer base. Excluding the acquisition of Blink, revenue growth for the three months ended September 30, 2010 would have been 11%. For the three and nine months ended September 30, 2010, long-distance and data and Internet revenue increased, which was partially offset by a decline in local revenues, compared to the corresponding periods of 2009.

RBS Operating Expenses

Operating, general and administrative expenses increased for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were partially offset by lower local carrier charges.

Sales and marketing expenses increased for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, and reflect increased marketing within the medium and large enterprise and carrier segments associated with RBS's launch of a new suite of Ethernet services. The increase also reflects the organizational changes to support an increase in the sales and marketing effort.

RBS Adjusted Operating Profit

The changes in revenues and operating expenses described above resulted in an adjusted operating profit margin of 7.5% and 6.7%, respectively, for the three and nine months ended September 30, 2010, compared to 6.3% and 7.9%, respectively, in the corresponding periods of the prior year. Excluding the acquisition of Blink, adjusted operating profit for the three months ended September 30, 2010 would have been approximately $8 million.

Other RBS Developments

On October 5, 2010, Rogers announced that it had entered into an agreement to acquire Atria Networks LP ("Atria") for cash consideration of $425 million, subject to certain adjustments and approval from the Competition Bureau. Atria is based in Kitchener, Ontario and owns and operates one of the largest fibre-optic networks in Ontario, delivering facilities-based on-net business Internet and data services in and around Cable's footprint. This transaction is subject to regulatory approval and is expected to close in the first quarter of 2011.

As discussed above under Cable Operations, as part of the divesture of certain residential circuit-switched telephony infrastructure, certain of RBS's business lines provisioned over those circuit-switched co-location facilities will continue to be serviced by RBS but under a separate wholesale arrangement.

ROGERS RETAIL

Summarized Financial Results

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
    (In millions of              September 30,            September 30,
     dollars, except       --------------------------------------------------
     margin)                  2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Operating revenue
      Wireless and Cable
       sales                $    57  $    53      8  $   154  $   148      4
      Video rental and
       sales                     32       44    (27)     110      141    (22)
                           --------------------------------------------------
    Total Rogers Retail
     operating revenue           89       97     (8)     264      289     (9)
                           --------------------------------------------------

    Operating expenses
     before the undernoted       89      101    (12)     276      296     (7)
                           --------------------------------------------------
    Adjusted operating loss       -       (4)   n/m      (12)      (7)    71
    Stock-based
     compensation recovery        -        -    n/m        -        1    n/m
    Integration and
     restructuring expenses      (2)      (2)     -       (6)      (5)    20
    Other items, net              -        -    n/m        2        -    n/m
                           --------------------------------------------------
    Operating loss          $    (2) $    (6)   (67) $   (16) $   (11)    45
                           --------------------------------------------------
                           --------------------------------------------------
    Adjusted operating
     loss margin               0.0%    (4.1%)          (4.5%)   (2.4%)
    -------------------------------------------------------------------------
    >>
Rogers Retail Revenue

The decrease in Rogers Retail revenue for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, was the result of a continued decline in video rental and sales activities partially offset by higher sales of wireless and other communications products versus the prior year period.

Early in 2010, Rogers began an initiative to more deeply integrate its wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences. As a result of this integration, certain facilities and stores associated principally with the video rental portion of Rogers Retail have been and will continue to be closed.

Rogers Retail Adjusted Operating Loss

The adjusted operating loss at Rogers Retail decreased for the three months ended September 30, 2010 and increased for the nine months ended September 30, 2010, compared to the corresponding periods of 2009, reflecting the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

    <<
    -   Customer premise equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and associated
        installation costs;
    -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
    -   Line extensions, which includes network costs to enter new service areas;
    -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
        electronics; and
    -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.
    >>
Summarized Cable PP&E Additions

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
                                 September 30,            September 30,
    (In millions           --------------------------------------------------
     of dollars)              2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Additions to PP&E
      Customer premise
       equipment            $    87  $    67     30  $   199  $   145     37
      Scalable
       infrastructure            47       64    (27)     134      168    (20)
      Line extensions            10       10      -       30       28      7
      Upgrades and rebuild        6        5     20       14       15     (7)
      Support capital            27       34    (21)      77       84     (8)
                           --------------------------------------------------
    Total Cable Operations      177      180     (2)     454      440      3
    RBS                          11       10     10       25       27     (7)
    Rogers Retail                 1        3    (67)       5        9    (44)
                           --------------------------------------------------
                            $   189  $   193     (2) $   484  $   476      2
    -------------------------------------------------------------------------
    >>
Additions to Cable PP&E include continued investments in the cable network to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for the addition of incremental HD and On-Demand services.

The decrease in Cable Operations PP&E for the three months ended September 30, 2010, compared to the corresponding period of 2009 resulted primarily from higher CPE spending offset by lower Scaleable infrastructure expenditures due to the completion of certain projects associated with our Internet platform and infrastructure investments. The higher CPE spending corresponds with higher levels of cable service unit net additions versus the corresponding prior year periods.

The RBS PP&E additions for the three and nine months ended September 30, 2010 decreased slightly compared to the corresponding periods of 2009 and reflects the timing of expenditures on customer networks and support capital.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

    <<
    MEDIA
    -----
    >>
Summarized Media Financial Results

    <<
    -------------------------------------------------------------------------
                              Three months ended        Nine months ended
    (In millions of              September 30,            September 30,
     dollars, except       --------------------------------------------------
     margin)                  2010     2009   % Chg    2010     2009   % Chg
    -------------------------------------------------------------------------

    Operating revenue       $   376  $   364      3  $ 1,073  $ 1,014      6
                           --------------------------------------------------

    Operating expenses
     before the undernoted      338      328      3      961      951      1
                           --------------------------------------------------
    Adjusted operating
     profit                      38       36      6      112       63     78
    Stock-based
     compensation recovery
     (expense)                   (6)      (1)   n/m      (12)      13    n/m
    Integration and
     restructuring expenses       -        -    n/m       (1)     (21)   (95)
    Other items                  (4)       -    n/m       (4)       -    n/m
    Contract termination
     fees                         -      (12)   n/m        -      (12)   n/m
                           --------------------------------------------------
    Operating profit        $    28  $    23     22  $    95  $    43    121
                           --------------------------------------------------
                           --------------------------------------------------
    Adjusted operating
     profit margin            10.1%     9.9%           10.4%     6.2%

    Additions to property,
     plant and equipment    $    15  $    11     36  $    29  $    41    (29)
    -------------------------------------------------------------------------
    >>
Media Revenue

The increase in Media's revenue for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, reflects continuous increases in Media's prime time TV ratings, increased subscriber fees and improvements in the advertising market, which together are favorably impacting Television, Sportsnet, and Radio revenues. Publishing revenue declined due to lower advertising revenues, The Shopping Channel revenue declined due to lower than expected demand for certain products, while Sports Entertainment reported modest revenue declines associated with fluctuations in Blue Jays attendance levels and Major League Baseball revenue sharing.

Media Operating Expenses

Media's operating expenses for the three and nine months ended September 30, 2010 increased slightly compared to the corresponding periods of 2009. While focused cost reduction programs across all of Media's divisions over the past year have resulted in reduced operating expenses, these savings were offset by certain planned increases in programming costs at Television and Sportsnet associated with the acquisition of new content.

Media Adjusted Operating Profit

The increase in Media's adjusted operating profit for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, primarily reflects the revenue and expense changes discussed above and resultant operating leverage which caused adjusted operating profit and margins to both increase.

Media Additions to PP&E

Media's PP&E additions in the three months ended September 30, 2010 increased from the corresponding period in 2009 due to the timing of spending on certain initiatives. For the nine months ended September 30, 2010, Media's PP&E additions declined from the corresponding period of 2009 due to the completion of Television's new Ontario broadcasting facility in 2009 combined with numerous cost containment initiatives across Media's divisions.

Other Media Developments

During the quarter, Media announced a 10-year programming partnership with Alberta's two NHL teams, the Edmonton Oilers and Calgary Flames, and the launch of a new national sports network called Sportsnet ONE that will feature extensive live-event programming, including professional hockey, basketball, baseball and soccer.

On October 1, 2010, Media closed a transaction to acquire all the issued and outstanding common shares of BV! Media Inc. for $0.40 in cash per share for total consideration of $25 million. BV! Media Inc. is a leading Canadian Internet advertising network and publisher of news and information portals.

2010 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions to the 2010 annual financial and operating guidance ranges which we provided on February 17, 2010. However, given the results to date at this point in the year, directionally our bias is to the higher ends of both the adjusted operating profit and free cash flow guidance ranges. See the section entitled "Caution Regarding Forward-Looking Statements, Risks and Assumptions" below.

    <<
    Rogers Communications Inc.
    Unaudited Interim Consolidated Statements of Income
    (In millions of dollars, except per share amounts)

    -------------------------------------------------------------------------
                                     Three months ended    Nine months ended
                                        September 30,         September 30,
                                       2010       2009       2010       2009
    -------------------------------------------------------------------------

    Operating revenue              $  3,118   $  3,036   $  9,034   $  8,674

    Operating expenses:
      Cost of sales                     399        345      1,021        983
      Sales and marketing               314        300        869        877
      Operating, general and
       administrative                 1,233      1,228      3,658      3,495
      Integration and restructuring       8         11         18         52
      Depreciation and amortization     401        416      1,215      1,306
    -------------------------------------------------------------------------

    Operating income                    763        736      2,253      1,961

    Interest on long-term debt         (167)      (166)      (505)      (474)
    Foreign exchange gain                14         72          7        123
    Change in fair value of
     derivative instruments             (12)       (27)         7        (28)
    Loss on repayment of
     long-term debt                     (87)         -        (87)         -
    Debt issuance costs                 (10)         -        (10)        (5)
    Other income (expense), net           1         (1)         5          5
    -------------------------------------------------------------------------

    Income before income taxes          502        614      1,670      1,582
    -------------------------------------------------------------------------

    Income tax expense:
      Current                             2        112        221        111
      Future                            130         17        248        303
      -----------------------------------------------------------------------
                                        132        129        469        414

    -------------------------------------------------------------------------
    Net income for the period      $    370   $    485   $  1,201   $  1,168
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic and diluted net income
     per share                     $   0.64   $   0.79   $   2.06   $   1.86
    -------------------------------------------------------------------------

    Rogers Communications Inc.
    Unaudited Interim Consolidated Balance Sheets
    (In millions of dollars)

    -------------------------------------------------------------------------
                                                 September 30,   December 31,
                                                         2010           2009
    -------------------------------------------------------------------------

    Assets

    Current assets:
      Cash and cash equivalents                    $      344     $      383
      Accounts receivable                               1,402          1,310
      Other current assets                                432            338
      Current portion of derivative instruments             2              4
      Future income tax assets                            181            220
      -----------------------------------------------------------------------
                                                        2,361          2,255

    Property, plant and equipment                       8,291          8,197
    Goodwill                                            3,101          3,018
    Intangible assets                                   2,688          2,643
    Investments                                           569            547
    Derivative instruments                                125             78
    Other long-term assets                                302            280

    -------------------------------------------------------------------------
                                                   $   17,437     $   17,018
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity

    Current liabilities:
      Accounts payable and accrued liabilities     $    2,111     $    2,175
      Income taxes payable                                273            208
      Current portion of long-term debt                     -              1
      Current portion of derivative instruments            59             80
      Unearned revenue                                    268            284
      -----------------------------------------------------------------------
                                                        2,711          2,748

    Long-term debt                                      9,067          8,463
    Derivative instruments                                742          1,004
    Other long-term liabilities                           133            133
    Future income tax liabilities                         659            397
    -------------------------------------------------------------------------
                                                       13,312         12,745

    Shareholders' equity                                4,125          4,273

    -------------------------------------------------------------------------
                                                   $   17,437     $   17,018
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Rogers Communications Inc.
    Unaudited Interim Consolidated Statements of Cash Flows
    (In millions of dollars)

    -------------------------------------------------------------------------
                                     Three months ended    Nine months ended
                                        September 30,         September 30,
                                       2010       2009       2010       2009
    -------------------------------------------------------------------------

    Cash provided by (used in):

    Operating activities:
      Net income for the period    $    370   $    485   $  1,201   $  1,168
      Adjustments to reconcile
       net income for the period
       to cash flows from
       operating activities:
        Depreciation and
         amortization                   401        416      1,215      1,306
        Program rights and Rogers
         Retail rental amortization      52         42        157        119
        Future income taxes             130         17        248        303
        Loss on repayment of
         long-term debt                  87          -         87          -
        Unrealized foreign
         exchange gain                  (13)       (67)        (8)      (114)
        Change in the value of
         derivative instruments          12         27         (7)        28
        Pension contributions,
         net of expense                  (5)       (73)       (22)       (92)
        Stock-based compensation
         expense (recovery)              40          6         74        (62)
        Amortization of fair value
         increment (decrement) on
         long-term debt                   1         (1)        (2)        (4)
        Other                             6          5          7          5
      -----------------------------------------------------------------------
                                      1,081        857      2,950      2,657
      Change in non-cash operating
       working capital items           (250)       362       (287)       126
    -------------------------------------------------------------------------
                                        831      1,219      2,663      2,783
    -------------------------------------------------------------------------
    Investing activities:
      Additions to property, plant
       and equipment ("PP&E")          (442)      (491)    (1,247)    (1,284)
      Change in non-cash working
       capital items related to PP&E     58         32        (12)       (91)
      Acquisition of spectrum
       licences                         (10)       (25)       (40)       (40)
      Acquisitions, net of cash and
       cash equivalents acquired        (45)        (5)      (177)       (16)
      Additions to program rights       (24)       (39)      (109)      (131)
      Other                              (1)        (1)        20         (6)
      -----------------------------------------------------------------------
                                       (464)      (529)    (1,565)    (1,568)
      -----------------------------------------------------------------------

    Financing activities:
      Issuance of long-term debt      2,425          -      2,475      1,825
      Repayment of long-term debt    (1,701)        (1)    (1,752)    (1,411)
      Premium on repayment of
       long-term debt                   (79)         -        (79)         -
      Proceeds on settlement of
       cross-currency interest
       rate exchange agreements
       and forward contracts            547          -        547          -
      Payment on settlement of
       cross-currency interest
       rate exchange agreements
       and forward contracts           (816)         -       (816)         -
      Repurchase of Class B
       Non-Voting shares               (335)      (408)      (965)      (917)
      Issuance of capital stock on
       exercise of stock options          1          2          3          2
      Dividends paid                   (187)      (184)      (550)      (527)
    -------------------------------------------------------------------------
                                       (145)      (591)    (1,137)    (1,028)
    -------------------------------------------------------------------------
    Increase (decrease) in cash
     and cash equivalents               222         99        (39)       187
    Cash and cash equivalents
     (deficiency), beginning of
     period                             122         69        383        (19)
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $    344   $    168   $    344   $    168
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Supplemental cash flow
     information:
      Income taxes paid            $    139   $      1   $    151   $      1
      Interest paid                     182        147        521        454
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The change in non-cash
     operating working capital
     items is as follows:
      Decrease (increase) in
       accounts receivable         $   (147)  $    (57)  $    (89)  $    165
      Decrease (increase) in
       other assets                       -         27       (131)        16
      Increase (decrease) in
       accounts payable and
       accrued liabilities               62        295       (115)      (195)
      Increase (decrease) in
       income taxes payable            (142)       112         65        115
      Increase (decrease) in
       unearned revenue                 (23)       (15)       (17)        25
    -------------------------------------------------------------------------
                                   $   (250)  $    362   $   (287)  $    126
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>
This earnings release should be read in conjunction with our 2009 Annual Report, our third quarter 2010 MD&A and our third quarter 2010 Unaudited Interim Consolidated Financial Statements and Notes thereto that can be found at http://www.rogers.com/ and on SEDAR at http://www.sedar.com/ or on EDGAR at http://www.sec.gov/.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This earnings release includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this earnings release. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, the currently estimated financial impacts of converting to IFRS accounting standards, and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability, and current guidance from accounting standard bodies with respect to the conversion to IFRS accounting standards.

Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to new interpretations from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of our third quarter 2010 MD&A entitled "Updates to Risks and Uncertainties" and "Government Regulation and Regulatory Developments", and also the sections entitled "Risks and Uncertainties Affecting our Businesses" and "Government Regulation and Regulatory Developments" in our 2009 Annual MD&A.

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit http://www.rogers.com/.

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:00 a.m. ET today, October 26, 2010. A rebroadcast of this teleconference will be available on the Webcast Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.

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For further information: Investment Community Contacts: Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com; Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com; Media Contacts: Wireless, Cable and Corporate: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com; Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
CO: Rogers Communications Inc.

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